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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Infinity Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45665G 30 3
(CUSIP Number)
Anthony M. Roncalli
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 19, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45665G 30 3	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Beacon Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	45665G 30 3	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Rosebay Medical Company L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	45665G 30 3	Page 4 of 11 Pages

Item 1.	Security and Issuer.
The title of the class of equity securities to which this Statement relates is Common Stock, $0.001 par value per share (the “Common Stock”), of Infinity Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 780 Memorial Drive, Cambridge, MA 02139.

Item 2.	Identity and Background.
This statement is filed on behalf of Beacon Company, a Delaware general partnership (“Beacon”), and Rosebay Medical Company L.P., a Delaware limited partnership (“Rosebay”, and together with Beacon, the “Reporting Persons”). Beacon’s principal executive offices are located at Don Street, St. Helier, Jersey JE4 9WG, Channel Islands. Rosebay’s principal executive offices are located at 14000 Quail Springs Parkway #2200, Oklahoma City, Oklahoma 73134. Beacon’s partners are Stanhope Gate Corp., a British Virgin Islands company and Beacon Trust Company Limited, as Trustee under Settlement dated 31 December 1993. Rosebay’s general partner is Rosebay Medical Company, Inc., a Delaware corporation.
To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons nor any of the persons named in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
On November 19, 2008, the Issuer entered into the Securities Purchase Agreement (the “Agreement”), with Purdue Pharma L.P., an Associated Company (as defined in the Agreement) of the Reporting Persons (“Purdue”), and Purdue Pharmaceutical Products L.P., an Associated Company of the Reporting Persons (“PPPLP, and together with Purdue, the “Purchasers”), whereby the Issuer issued and sold and the Purchasers each purchased 2,000,000 shares of Common Stock (for an aggregate of 4,000,000 shares of Common Stock, the “Initial Closing Shares”), at a purchase price of $11.25 per share, for an aggregate purchase price of $45,000,000 (the “Initial Closing”). Each Purchaser paid for the Initial Closing Shares with its working capital funds. Following the Initial Closing, the Purchasers transferred the Initial Closing Shares to the Reporting Persons, the ultimate parents of the Purchasers, via a series of distributions to each entity’s limited partner until it reached the Reporting Persons, the ultimate parents of the Purchasers.
The above transaction is described further in the Issuer’s Form 8-K filed on November 20, 2008, and the Agreement is filed as an exhibit thereto in its entirety.

CUSIP No.	45665G 30 3	Page 5 of 11 Pages

Item 4.	Purpose of Transaction.
The Reporting Persons have acquired the Initial Closing Shares, in the manner described in Item 3 above, to obtain a long-term, passive equity investment in the Issuer. The Reporting Persons hold the Initial Closing Shares in the ordinary course of business and not with the purpose or effect of changing the control of the Issuer. At the present time, but subject to each Reporting Person’s continuing evaluation of the factors noted below, each Reporting Person intends to retain the Initial Closing Shares. Each Reporting Person intends to review its investments on a regular basis and as a result thereof may, at any time or from time to time, dispose of some or all of the Initial Closing Shares. Any such disposition would be made in compliance with all applicable laws and regulations. The Reporting Persons do not intend to acquire any additional shares of Common Stock or other securities of the Issuer other than as described below.
Under the terms of the Agreement, the Purchasers have agreed to purchase from the Issuer and the Issuer has agreed to issue and sell to the Purchasers, an aggregate of 2,000,000 shares of Common Stock (the “Second Closing Shares”), and warrants to purchase up to an aggregate of 6,000,000 shares of Common Stock (the “Warrants”), for an aggregate purchase price of $30,000,000 at a second closing (the “Second Closing”). The sale and issuance of the Second Closing Shares and the Warrants at the Second Closing is subject to approval of the Issuer’s stockholders and other customary closing conditions. Each of the Purchasers will purchase an equal number of Second Closing Shares and Warrants at the Second Closing. Specifically, each Purchaser will receive Warrants exercisable for (i) 500,000 shares of Common Stock, exercisable commencing on the Second Closing and expiring on July 1, 2010, with an initial exercise price of $15.00 per shares, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $20.00 per share, (ii) 1,000,000 shares of Common Stock exercisable commencing on the Second Closing and expiring July 1, 2011, with an initial exercise price of $20.00 per share, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $30.00 per shares, and (iii) 1,500,000 shares of Common Stock, exercisable commencing on the Second Closing and expiring on July 2, 2012, with an initial exercise price of $30.00 per share, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $40.00 per shares. Following the Second Closing, the Purchasers may transfer the Second Closing Shares and Warrants to the Reporting Persons, the ultimate parents of the Purchasers, via a series of distributions to each entity’s limited partner until it reaches the Reporting Persons, the ultimate parents of the Purchasers.
The Agreement also provides that if on or after the date of the Initial Closing, Issuer issues shares of Common Stock, or securities convertible into shares of Common Stock other than pursuant to the Agreement, each of the Purchasers may, from time to time following the date of the Second Closing and up to the earlier to occur of December 31, 2013 and the termination of the Strategic Alliance Agreements (as defined below), make acquisitions in open market purchases and/or privately negotiated transactions up to such additional number of shares of Common Stock as may be required to ensure that the Purchasers maintain their aggregate Common Stock ownership level at various levels set forth in the Agreement, which levels depend on whether, and how many of, the Warrants have been exercised. In the event the Purchasers make any open market purchases and/or privately negotiated transactions to purchase an additional number of shares of Common Stock pursuant to this provision in the Agreement, the Purchasers may transfer such shares to the Reporting Persons, the ultimate parents of the Purchasers, via a series of distributions to each entity’s limited partner until it reaches the Reporting Persons, the ultimate parents of the Purchasers.

CUSIP No.	45665G 30 3	Page 6 of 11 Pages
The Agreement also provides that the Purchasers may purchase up to 2,400,000 shares of Common Stock from time to time after the Second Closing in the sole discretion of the Purchasers in open market purchases and/or privately negotiated transactions. In the event the Purchasers make any open market purchases and/or privately negotiated transactions to purchase an additional number of shares of Common Stock pursuant to this provision in the Agreement, the Purchasers may transfer such shares to the Reporting Persons, the ultimate parents of the Purchasers, via a series of distributions to each entity’s limited partner until it reaches the Reporting Persons, the ultimate parents of the Purchasers.
Further, the Agreement provides that the Purchasers and Associated Companies may own the number of shares of outstanding Common Stock pursuant to the Agreement that does not exceed 33.3% of the Company’s fully-diluted Common Stock outstanding (“Maximum Percentage”) without such ownership triggering the shareholder rights under the Issuer’s Rights Agreement entered into with American Stock Transfer & Company, LLC, as rights agent, dated February 13, 2003, as amended by the First Amendment thereto, dated April 10, 2006, and further amended by the Second Amendment thereto, dated November 19, 2008 (the “Rights Agreement”).
Additionally, pursuant to the Agreement, the Purchasers have the right, but not the obligation, to designate an observer to the Board of Directors of the Issuer. If the Purchasers exercises its right to designate an observer, it shall do so in compliance with the Agreement and all applicable laws and regulations.
The purpose of entering into the Agreement and the acquisition of the Initial Closing Shares is to form a long-term relationship and alliance with the Issuer (the “Purpose”). In connection with the Purpose, on the same day of executing the Agreement, the Issuer entered into Strategic Alliance Agreements (the “Strategic Alliance Agreements”) with Mundipharma International Corporation Limited, an independent Associated Company of the Reporting Persons, and PPPLP to develop and commercialize pharmaceutical products.
As part of the Purpose, the Issuer as borrower executed a Line of Credit Agreement (“Credit Agreement”) with the Purchasers as lenders, which provides for the borrowing of one or more unsecured floating interest rate loans (each a “Loan” and collectively, the “Loans”) up to an aggregate maximum principal amount of $50,000,000. The Loans may be drawn from the later to occur (such later date, the “Line of Credit Availability Date”) of (i) April 1, 2009 and (ii) the earlier to occur of (x) the Second Closing and (y) termination by the Purchasers of the Agreement with respect to the Second Closing in the event of the occurrence of a material adverse change in Issuer’s clinical development programs (“Material Adverse Change”), until the third anniversary of the Line of Credit Availability Date. If neither (i) the Second Closing has occurred by May 31, 2009, nor (ii) the termination of the Agreement due to a Material Adverse Change has occurred by May 31, 2009, then the Purchasers’ obligation to make such loans terminates. The Loans, which may be used by Issuer for any proper corporate purpose, mature on the tenth anniversary of the Line of Credit Availability Date (the “Maturity Date”).

CUSIP No.	45665G 30 3	Page 7 of 11 Pages
Issuer may, at the irrevocable election of Issuer on up to two occasions, make a payment of any amount owed to the Purchasers under the Credit Agreement by delivery to the Purchasers of a number of shares of Common Stock (the “Repayment Shares”) calculated by dividing the amount to be paid to the Purchasers under the Credit Agreement by the average closing price of the Common Stock for the 20 trading days prior (and not including) the date that Issuer makes such payment by delivery of Repayment Shares; provided, however, Issuer may not make such payment if the effect of such delivery of Repayment Shares would cause the Purchasers to own a percentage of outstanding Common Stock greater than the Maximum Percentage. The notice of payment by Repayment Shares must be delivered by Issuer between seven months and eight months prior to the date of such payment. The issuance of the Repayment Shares will be subject to customary closing conditions, including stockholder approval if such approval is then required under applicable rules and regulations. In the event the Issuer issues to the Purchasers shares of Common Stock pursuant to this provision in the Credit Agreement, the Purchasers may transfer such shares to the Reporting Persons, the ultimate parents of the Purchasers, via a series of distributions to each entity’s limited partner until it reaches the Reporting Persons, the ultimate parents of the Purchasers.
In the event that the Strategic Alliance Agreements are terminated, the Purchasers may accelerate the obligations of Issuer under the Credit Agreement, whereupon the commitments of such Purchasers may be automatically terminated and all outstanding obligations of Issuer to such Purchasers will become due and payable in one year, or, if earlier, the Maturity Date.
The above transactions are described further in the Issuer’s Form 8-K filed on November 20, 2008, and the Agreement, Rights Agreement, Strategic Alliance Agreements, and Credit Agreement are filed as exhibits thereto in their entirety.
Whether the Reporting Persons purchase or dispose of any Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including: the availability of shares of Common Stock for purchase at particular price levels; the Issuer’s and the Reporting Persons’ business and prospects; other business investment opportunities available to the Reporting Persons; economic conditions; the terms of the Agreement, Credit Agreement and Rights Agreement; stock market conditions; money market conditions; the attitudes and actions of the Board of Directors and management of the Issuer; the availability and nature of opportunities to dispose of the Reporting Persons’ interest in the Issuer; and other plans and requirements of the Reporting Persons. Depending upon the Reporting Persons’ assessments of these factors from time to time, the Reporting Persons may change its present intentions as stated above, including determining to acquire or dispose of some or all of the shares of Common Stock held by it.

CUSIP No.	45665G 30 3	Page 8 of 11 Pages
Except as provided above, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

	Beacon	Percent of a Class

(a)	Amount beneficially owned: 2,000,000	8.3%

(b)	Number of shares as to which such person has:
	(i) Sole power to vote or direct the vote: 2,000,000	8.3%
	(ii) Shared power to vote or direct the vote: -0-	—
	(iii) Sole power to dispose or direct the disposition: 2,000,000	8.3%
	(iv) Shared power to dispose or direct the disposition: -0-	—

	Rosebay	Percent of a Class

(a)	Amount beneficially owned: 2,000,000	8.3%

(b)	Number of shares as to which such person has:
	(i) Sole power to vote or direct the vote: 2,000,000	8.3%
	(ii) Shared power to vote or direct the vote: -0-	—
	(iii) Sole power to dispose or direct the disposition: 2,000,000	8.3%
	(iv) Shared power to dispose or direct the disposition: -0-	—

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Item 4 above.

CUSIP No.	45665G 30 3	Page 9 of 11 Pages

Item 7.	Material to be Filed as Exhibits.
The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Exchange Act.
Exhibit 1.    Joint Filing Agreement Pursuant to Rule 13d-1(k).

CUSIP No.	45665G 30 3	Page 10 of 11 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2008	BEACON COMPANY

	By:	Stanhope Gate Corp., its managing general partner

	By:	/s/ Steven A. Meiklejohn

Steven A. Meiklejohn Director

ROSEBAY MEDICAL COMPANY L.P.

	By:	Rosebay Medical Company, Inc., its general partner

	By:	/s/ Stephen A. Ives

Stephen A. Ives Vice President

CUSIP No.	45665G 30 3	Page 11 of 11 Pages
EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement Pursuant to Rule 13d-1(k).